Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

June 29, 2010	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Dana Brown

Re:	Capital Auto Receivables LLC

Central Originating Lease Trust

Registration Statement on Form S-3

Filed May 17, 2010

File No. 333-166889

On behalf of Capital Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated June 11, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on May 17, 2010, as well as two clean copies of Amendment No. 1 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

June 29, 2010

Registration Statement on Form S-3

General

1.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. To the extent your disclosure, such as under The Notes section on page S-43 of the prospectus supplement and under The Transfer and Servicing Agreements section on page S-46 of the prospectus supplement state that you will file any documents “following the initial issuance of the notes,” please revise your disclosure accordingly.

Response

We confirm that the Depositor will file finalized agreements (which may be unexecuted as provided by Instruction 1 of Item 601) simultaneously with or prior to the filing of the final prospectus by post-effective amendment as an exhibit to the Registration Statement or under cover of Form 8-K and incorporated by reference into the Registration Statement (although we reserve the right to adjust the timing of these filings should the Staff’s position change or be superseded by rule making). We have revised pages S-43 and S-46 of the prospectus supplement to remove references to the filing of finalized agreements “following the initial issuance of the notes.”

Prospectus Supplement

Summary, pages S-5 and S-6

2.	Please add a brief summary discussing the size and characteristics of the asset pool. Include a discussion of any modified or exception leases. In this regard we note your discussion of waivers, modifications and extensions on page 20 of the base prospectus. Refer to Item 1103(a)(2) of Regulation AB.

Response

We have revised the Summary of Terms section on pages S-5 and S-6 of the prospectus supplement under the revised heading “Issuing Entity Assets” to include a summary description of the size and characteristics of the asset pool, including bracketed disclosure indicating that we will provide data regarding any modified or exception leases securing the secured notes that are included in the issuing entity property. We have also included bracketed disclosure on page S-22 of the prospectus supplement indicating that we will provide data regarding any modified or exception leases securing the secured notes that are included in the issuing entity assets.

June 29, 2010

The Sponsor, page S-21

3.	We note your disclosure on page S-21 of the prospectus supplement that in 2008 and early 2009 “certain” of Ally Financial’s privately-placed auto lease securitizations experienced early amortization trigger events as a result of residual value losses. Please disclose the number of securitizations that have experienced such a trigger event.

Response

We have revised the disclosure on page S-21 of the prospectus supplement to indicate the number of privately-placed auto lease securitizations sponsored by Ally Financial Inc. that experienced early amortization trigger events in 2008 and 2009.

Appendix A: Static Pool Data

4.	Please incorporate Appendix A into the prospectus. We note your statement on page A-1 that “[t]he following information is not a part of the prospectus or the registration statement.”

Response

We have revised the statement on page A-1 to reflect that only the information with respect to originations prior to January 1, 2006 is not a part of the prospectus supplement, the prospectus or the Registration Statement.

Base Prospectus

The Depositor, pages 11 and 12

5.	Please define the “other financial assets” in the carryover sentence from page 11 of the base prospectus to page 12 of the base prospectus.

Response

We have revised the language on pages 11 and 12 of the base prospectus to describe in detail the assets that the Depositor is permitted to purchase from Ally Financial Inc.

The Transfer and Servicing Agreements, page 48

6.	We note your statement on page 52 of the base prospectus that “[t]he revolving period will not exceed three years in length.” Please confirm that the revolving period will not exceed three years in length from the date of issuance.

Response

We confirm that the revolving period, if any, will not exceed three years in length from the date of issuance. We have revised the disclosure on page 52 of the base prospectus accordingly.

June 29, 2010

7.	We note your disclosure on page 52 of the base prospectus that you contemplate using a prefunding period. Please provide form of disclosure in brackets in your summary section of the prospectus supplement to indicate that you will provide all of the information required by Item 1103(a)(5) as applicable. Additionally please revise the prospectus supplement to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

Response

We have revised the Summary on pages S-7 and S-8 of the prospectus supplement to include bracketed disclosure indicating that we will provide all of the information required by Item 1103(a)(5) of Regulation AB, as applicable. We have also revised the prospectus supplement on pages S-48 and S-49 to include bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

8.	We note your disclosure on page 60 of the base prospectus that “credit enhancement for a series of securities may cover one or more other series of securities.” We note similar in the last sentence of the fourth full paragraph on page 60 regarding credit enhancements covering “more than one class or series of securities.” Please advise how a credit enhancement for one series can cover another series of securities.

Response

We have revised the applicable disclosure on page 60 of the base prospectus to delete references to the credit enhancement of one series of securities being available to other series.

Undertakings, Page II-1

9.	We note that you have provided static pool information in Appendix A and have also included undertakings on page II-4 regarding the provision of static pool information via website. Please advise.

Response

We have deleted the undertakings on page II-4 with respect to the provision of static pool information via website.

June 29, 2010

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Elizabeth A. Raymond at (312) 701-7322. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Elizabeth A. Raymond
Elizabeth A. Raymond

cc:	Richard V. Kent, Esq.